Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

June 9, 2015

154718.010200

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Aqua Metals, Inc. Confidential Draft Registration Statement on Form S-1

Submitted May 13, 2015
SEC File No. 377-01005

Dear Mr. Ingram:

On behalf of our client, Aqua Metals, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Dr. Stephen R. Clarke, Chief Executive Officer of the Company, dated June 4, 2015 on the above-referenced Confidential Draft Registration Statement on Form S-1. Concurrent with the filing of this letter, the Company is publicly filing with the Commission a non-confidential Registration Statement on Form S-1 (“Registration Statement”).

The Registration Statement has been prepared in response to Staff’s comment letter dated June 4, 2015. The numbering of the paragraphs below corresponds to the numbering in the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the prospectus made part of the Registration Statement.

Staff Comments and Company Responses

General:

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

GREENBERG TRAURIG, LLP • ATTORNEYS AT LAW • WWW.GTLAW.COM

3161 Michelson Drive, Suite 1000 • Irvine, California 92612 • Tel 949.732.6500 • Fax 949.732.6501

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Response: We have been advised by the underwriter, National Securities Corporation, that it has distributed the above-referenced Confidential Draft Registration Statement on Form S-1 under cover of a brief transmittal email in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).   Except as set forth in the previous sentence, the Company advises the Staff that, at this time, neither it nor anyone authorized to act on its behalf has provided any written communications in reliance on Section 5(d) of the Securities Act, nor is it aware of any research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act. However, the Company plan to commence testing-the-waters meetings in the following weeks and will provide copies to the Staff of any written communications used in such meetings in reliance on Section 5(d) of the Securities Act. If the Company becomes aware that research reports have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, the Company will notify the Staff and provide copies of the relevant materials or reports.

2.	Please revise your registration statement to disclose your election under Section 107(b) of the Jumpstart Our Business Startups Act.

Response: The Company has chosen to “opt out” of the extended transition periods available for complying with new or revised accounting standards, but intends to take advantage of all of the other benefits available under the JOBS Act. Appropriate disclosure of this election has been provided on pages 3 and 10.

3.	Please provide updated interim financial statements and related disclosures to the extent required in your next amendment.

Response: The Registration Statement includes the Company’s unaudited consolidated financial statement as of and for the three months ended March 31, 2015.

Risk Factors, page 6

4.	We note section 12.1 of your Amended and Restated Bylaws provides for an exclusive forum for certain litigation. Please revise your disclosure to include a risk factor that addresses the potential impact of such a provision on your shareholders.

Response: A new risk factor addressing venue selection for certain shareholder litigation has been added on page 11. Additional disclosure of the subject has also been provided on page 39.

Our Business Model, page 18

5.	We note your disclosure regarding countries that do not allow overseas ownership of lead production facilities and your intent to supply your process to third parties in such countries. Please expand your disclosure to include the number of countries where overseas ownership is restricted in which you intend to do business. Your expanded disclosure should also include the estimated importance of those restricted countries to your business model.

Response: The referenced disclosure was intended to refer only to certain foreign limitations and restrictions on foreign direct investment generally. The Company is not aware of any foreign laws that specifically target the foreign ownership of LAB recycling or lead production. The Company believes this is an issue for any business conducting operations internationally. The Company has deleted the referenced sentence and added disclosure on page 18 that the Company may pursue joint ventures or licensing arrangement in foreign jurisdictions due, in part, to limitations and restrictions on foreign direct investment.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

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Management’s Discussion and Analysis, page 23

6.	Given the significance of your warrants and their related mark to market adjustments, please revise your filing to identify the accounting for common stock warrants as a critical accounting policy and provide a comprehensive discussion of management´s judgments as to the assumptions used to determine the fair value of your warrants. Alternatively, please explain to us why you do not believe accounting for your common stock warrants is a critical accounting policy.

Response: Disclosure of the Company’s accounting policies concerning its warrants and other derivative securities has been provided on page 26.

7.	Given the significance of your intellectual property to your business, please also identify as a critical accounting policy, your policy for performing impairment analysis on your intellectual property. Please ensure that this discussion provides comprehensive disclosure regarding when you perform this analysis and the assumptions that you use in the analysis.

Response: Disclosure of the Company’s accounting policies concerning its intellectual property has been provided on page 26.

Principal Stockholders, page 29

8.	Please include the address of each of your beneficial owners in accordance with Item 403(a) of Regulation S-K.

Response: Please be advised that the address for all of the reporting persons other than Liquid Patent Consulting, LLC is 501 23rd Avenue, Oakland, California 94606. In this regard, please be advised that Dr. Stephen R. Clarke is the principal of AIC Nevada, Inc. and that Michael King is an employee of the Company.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.	We note your disclosure that in June 2014 you sold 4,800,000 shares of common stock to your founders. Please revise your disclosure to include the aggregate offering price of such shares of common stock. See Item 701(c) of Regulation S-K.

Response: The requested disclosure has been provided on page II-2 of the Registration Statement.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

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June 9, 2015

Notes to the Financial Statements

3. Intellectual Property, page F-10

10.	Regarding your intellectual property, please address the following items:

• Revise your filing to provide a more robust description of the intellectual property;

• Explain how you accounted for the shareholder contribution of the intellectual property, and;

• Revise your filing to provide a more comprehensive discussion regarding the assumptions used to determine the fair value of the intellectual property.

Response: The Company has provided a more complete description of its intellectual property on page 21. Note 3 to the Company’s consolidated financial statements, on pages F-11 and F-12, has been revised to provide an explanation of the accounting for the contribution of the intellectual property and a more comprehensive discussion of the assumptions used in valuing the intellectual property.

11.	We note your disclosure that the fair market value of the intellectual property was determined by an independent valuation expert. Please describe for us the nature and extent of the third party valuation firm's involvement in the determination of the fair value of the intellectual property and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Response: Note 3 to the Company’s consolidated financial statements, located on page F-11, has been revised to disclose that the fair market value of the intellectual property was determined by management with the assistance of an independent valuation firm. Management of the Company acknowledges its responsibility for determining the valuation of its intellectual property and believes that Note 3 adequately provides for such acknowledgement. Based on the revisions to Note 3, we do not believe that the consent of the valuation firm is required by Rule 436(b) under the Securities Act.

The Company has endeavored to fully respond to the Staff's comments set forth in its letter dated June 4, 2015. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

Enclosure

cc:	Aqua Metals, Inc.
Golenbock Eiseman Assor Bell & Peskoe LLP
Armanino LLP

Greenberg Traurig, LLP  ■ Attorneys at Law  ■  WWW.GTLAW.COM

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